FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

ADDITIONAL INFORMATION ON THE TRANSFER OF SHARES

ON SUPERONLINE DEAL

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an additional announcement following on our previous announcement on November 5, 2008 related to the transfer of shares in regards to Turkcell’s wholly owned subsidiary Turktell Bilisim Servisleri A.S.’s sale of its 55% stake in Bilyoner Interaktif Hizmetler A.S. (“Bilyoner”) to Demir Toprak A.S. and the purchase of all of Superonline Uluslararasi Elektronik Bilgilendirme Telekomünikasyon ve Haberlesme Hizmetleri A.S. (“Superonline”):

This acquisition was designed to deliver synergies between Superonline, which will start reoperating under Turkcell Group and has a strong brand known for its key role in the uptake of the internet in Turkey, and Tellcom, another Turkcell Group Company operating in the broadband field. The potential synergies between Superonline, our company and its subsidiaries were evaluated and, in line with the unanimous decision of our board of directors; we sold our stake in Bilyoner, which we did not consider to be in one of our main fields of operation, and applied the sale proceeds to the acquisition of all the shares of Superonline, without needing to obtain additional funding.

Due to the fact that the aforementioned sales and purchase transaction has been equal to 0.1% of our assets according to the balance sheet prepared as of December 31, 2007, in line with the current legislation, instead of using a valuation study for the determination of the share price related to this transactions, we have conducted legal and financial due diligence as well as valuation studies resulting in an amount of TRY 12.5 million for the transfer of related shares.

Set forth below are selected Profit & Loss and Balance Sheet items for Bilyoner and Superonline as of December 31, 2007 according to their respective Turkish tax accounts

(TRY)	Superonline	Bilyoner

Net Revenue	65,832,882	12,956,045
Profit for the period	32,390,283	1,301,528
Share Capital	104,060,000	3,300,000

Shareholder Equity	62,703,096	2,253,589
Assets	90,684,762	7,335,962

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations Division Head	Chief Corporate Affairs Officer
13.11.2008, 17:30	13.11.2008, 17:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 13, 2008	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor Relations Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 13, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer